UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

                        Central Puerto S.A.

(Name of Issuer)

                          Port Central S.A.

(Translation of Issuer’s Name into English)

Common shares, par value Pesos 1.00 per share
(Title of Class of Securities)

                          155038201**

(CUSIP Number)

                          December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**On February 1, 2018, Central Puerto S.A. (the “Company”) registered American Depositary Shares (“ADSs”) (each representing ten common shares of the Company) under Section 12(b) of the Act.

CUSIP No. 155038201		13G	Page 2 of 6
1	NAMES OF REPORTING PERSONS Guillermo Pablo Reca
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 172,737,169
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 172,737,169
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,737,169
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on 1,514,022,256 shares issued and outstanding as of September 30, 2021, as disclosed by the Company in its consolidated financial statements on Form 6-K furnished on November 17, 2021.

CUSIP No. 155038201

Item 1	(a). Name of Issuer: Central Puerto S.A. (the “Company”)

Item 1	(b). Address of Issuer’s Principal Executive Offices: Avenida Thomas Edison 2701, C1104BAB, Buenos Aires, Argentina

Item 2	(a). Name of Person Filing: Guillermo Pablo Reca

Item 2	(b). Address of Principal Business Office or, if none, Residence: Avenida Thomas Edison 2701, C1104BAB, Buenos Aires, Argentina

Item 2	(c). Citizenship: Republic of Argentina

Item 2	(d). Title of Class of Securities: Common shares of the Company (“Shares”), par value Pesos 1.00 per share

Item 2	(e). CUSIP Number: 155038201 (ADSs)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4. Ownership.
All calculations of percentage ownership herein are based on a total of 1,514,022,256 Shares issued and outstanding as of September 30, 2021, as disclosed by the Company in its consolidated financial statements on Form 6-K furnished on November 17, 2021.

(a) AMOUNT BENEFICIALLY OWNED: 172,737,169 Shares.

(b) PERCENT OF CLASS: 11.4%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE, 172,737,169

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE, -0-

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, 172,737,169

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, -0-

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8. Identification and Classification of Members of the Group.
Not Applicable.

Item 9. Notice of Dissolution of Group.
Not Applicable.

Item 10. Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

By : /s/ Guillermo Pablo Reca
Name: Guillermo Pablo Reca